82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 17 AM 7:21

Santos

03037423

Date: Thu 13 Nov 2003 12:01:08 AM EST

SUPPL

To:
SECURITIES EXCHANGE COMMISSION
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 13/11/03

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 2

dlw 11/18

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 13th November 2003

Wildcat Exploration Wells

Kinta 1

Type	Gas Exploration	
Location	Queensland, Cooper Basin ATP 259P (Former Innamincka Block), 5.9km E of Strathmount 1, 9.5km NE of Bow 1, and 80km E of the Moomba Gas Plant.	
Status at 0600hrs 13/11/03	Kinta 1 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 3176m with no progress for the week. The rig was released on 08/11/03 and is currently preparing to spud Korma 1, a gas exploration well in PPL 151.	
Planned Total Depth	3220m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Callisto 1

Type	Oil & Gas Exploration	
Location	Queensland, Cooper Basin ATP 267P, 5.0km E of Wemyss 1, and some 50km E of the Jackson Oil facility.	
Status at 0600hrs 13/11/03	Running wireline logs. Callisto 1 reached a total depth of 1877m within the week. The well spudded on 06/11/03.	
Planned Total Depth	1980m	
Interest	Santos Group	59.064%
	Magellan Petroleum Ltd	40.936%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

· During the week ending 6th November, 2003 Santos Limited also participated in 3 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com